UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: November 17, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement of Resignation of Non-Executive Director
Exhibit 99.2	Announcement of List of Directors and Their Role and Function

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors of CNOOC Limited (the “Company”) (the “Board”) announces that Mr. Zhang Jianwei (“Mr. Zhang”) has given notice of his intention to resign his position as a non-executive director of the Company with effect from 17 November 2014.  Mr. Zhang has advised the Board that he wishes to resign from his position as a director of the Company in order to dedicate his time to his role as Chief Compliance Officer of China National Offshore Oil Corporation, the controlling shareholder of the Company.

Mr. Zhang confirmed that he has no disagreement with the Board in any respects and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to express its appreciation and gratitude to Mr. Zhang for his contribution and services to the Company during his term of office.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 17 November 2014

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch
Non-executive Directors
Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Wang Jiaxiang

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

List of Directors and their Role and Function

The members of the board of directors (“Board”) of CNOOC Limited and their respective role and function in the Board and the Board committees are set out below:

Board Committee Directors	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors
Li Fanrong (CEO & President)	-	-	-
Wu Guangqi (Compliance Officer)	-	-	-
Non-executive Directors
Wang Yilin (Chairman)	-	C	-
Yang Hua (Vice Chairman)	-	-	-
Lv Bo	-	-	M
Wang Jiaxiang	-	-	-
Independent Non-executive Directors
Chiu Sung Hong	M	-	C
Lawrence J. Lau	M	M	-
Tse Hau Yin, Aloysius	C	-	M
Kevin G. Lynch	-	M	-

Notes:
C           Chairman of Board committee
M          Member of Board committee

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 17 November 2014

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch